Exhibit 99.2

August 09, 2022

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Securities Office Nunavut Securities Office

Dear Sirs/Mesdames:

Re:	Curaleaf Holdings, Inc. – Change of Auditor

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Curaleaf Holdings, Inc. dated August 09, 2022 (the "Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Very truly yours,

/s/ PKF Antares

Professional Corporation

Calgary, AB, Canada

PKF Antares Professional Corporation, Chartered Professional Accountants
Suite 400, 906 12 Avenue SW, Calgary, Canada T2R 1K7
T: +1 403 375 9955, www.pkfantares.com

PKF Antares is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.